EXHIBIT 2

Carlos Rodriquez Interview
WBBR-AM Bloomberg Markets
October 18, 2017  10:00-11:00 a.m.

Host Pimm Fox:  We now are going to visit with Carlos Rodriquez.  He is the President and the Chief Executive of ADP.  And just by way of quick background, in August Bill Ackman’s Pershing Square Capitol announced that it had taken an 8.3 percent stake.  And since then it has been in a, well, proxy battle with ADP.  And here to tell us more is Carlos Rodriquez.  Carlos, thank you very much for being here.  Appreciate it.

Carlos Rodriguez, President & CEO, ADP:  Thank you for having me.

Host Fox:  All right, I’m just going to start you off by asking you, based on your experience in the job and who you’ve talked to and you analysis, do you really believe that Bill Ackman wants to make ADP a better company or does he just want to make a lot of money and go away?

Carlos Rodriguez:  Well, I think it’s probably a little bit of both.  There’s no question that the business model that he has is really about making a lot of money and eventually going away.  But I think he has some – done a lot of research on the company and certainly has some ideas about how to make the company better.  So it’s probably a little bit of both.

Host Lisa Abramowicz:  So do you think that he’s largely right in his criticisms of ADP?

Carlos Rodriguez:  No, I think that, you know, some of his information is outdated.  I think as he’s done his research, he’s probably spoken to some folks that have a perspective of ADP that’s probably outdated.  He, as you mentioned, the first time we heard from Bill was in August, so he hasn’t had the benefit of really having a dialog with the company to understand the things we’ve been working on.

Host Abramowicz:  So let’s go over what his main criticisms are.  He’s been saying that ADP has a, quote, “buy not build model,” whereas he would like to see a more innovative spirit.  He has some other complaints, too, among them that board members don’t have a big stake in the company like himself.  He’s saying “I have a better sense of the interest of shareholders.”  What’s your sense?  What’s your counter to those points?

Carlos Rodriguez:  Well, starting with the ownership question, all of our directors have been deferring the cash portion of their fees for many years – and some of them have millions of dollars worth of ADP stock, so it’s just not – I don’t think it’s an accurate depiction of our board and the stake that they have in ADP.  In terms of the innovation point, you know, we’ve really been all about innovation over the last six years.  And I think that’s one of those items where I think if we’d had an opportunity to have dialog and communicate with Bill, he probably would have a different perspective because we’ve been investing in cloud technology over the last six years.  We’ve moved 83 percent of our clients to new cloud solutions.  So I think it’s really I think, again, outdated information.  It’s just not – it’s not accurate.

Host Fox:  What about margins?  He’s noted that he felt that margins were too low in the business.

Carlos Rodriguez:  Well, that’s an interesting question because we meet with investors, obviously, on a regular basis, as you can imagine.  And the absolute level of our margins really isn’t one of the items that we’ve heard a lot about up until Bill contacted us.  So we, obviously, have margin improvement initiatives underway.  We’ve actually grown our margins by 580 basis points over the last five years during my tenure.  And we have a plan that we’ve publicly put out there to increase the margins by another 500 basis points over the next three years.  So I think we’re focused on margin, as Bill is.  I think it’s really about pace and I think the risk-reward ratio of how fast you move.

Host Abramowicz:  So there have been a lot of public jabs back and forth.  I’m wondering, on the private side, have you sat down with Bill Ackman, explained your point of view?  And what was that like, if so?

Carlos Rodriguez:  We have.  We’ve had I think professional and cordial conversations.  Bill also came – myself and our chairman with Bill – and we’ve also had a meeting with the full board of directors where Bill came and gave the information that he had – the research that he had done and then his opinions about where the company should go.  So I think the company’s been open to dialog and I think it’s been professional and cordial.

Host Abramowicz:  So you went on television shortly after Bill Ackman announced his stake and called him a used car salesman and a spoiled brat.  Your rhetoric is a lot less inflammatory today.  Is there a reason for that?

Carlos Rodriguez:  You know, probably time heals all wounds, as they say.

Host Abramowicz:  [Laughs.]  All right then.

Carlos Rodriguez:  And so I think, you know, Bill is a significant shareholder and we, obviously, are open to listening to all shareholders.  We do disagree, obviously, with his perspective on the timing of how fast we should be improving our margins.  And we also disagree with – the board disagrees with the candidates that he’s proposed as nominees.  But, you know, we’re trying to focus really on the facts now.

Host Abramowicz:  Why?  What’s been your main objection to the people he’s nominated and his ideas?

Carlos Rodriguez:  Well, it’s not myself.  It’s really the board and our nominating governance committee who interviewed the candidates.  And, you know, we believe that we have a strong and independent board.  We’ve added, for example, four new members over the last three years, including three with strong technology experience.  One of them is Bill Ready, who is the COO of Paypal.  So we’ve added some really great talent around technology in order to really help us push this innovation movement that we have in the company.  And so we think we have a strong, independent board that is very capable, has a good mixture of tenure and history with the company, but a lot of fresh thinking as well.  So I think the committee, the nominating governance committee, just came to the conclusion that there really wasn’t any additive value from the three directors that Bill’s proposing.

Host Fox:  Can you describe what it was like and where you were when you first learned that Pershing Square had an 8.3 percent stake in your company?

Carlos Rodriguez:  Actually, I do remember that quite well and I probably will remember it for a long time.  I was in my car arriving home, about to leave on a trip, and I was actually leaving a board meeting.  And I looked at – my cell phone rang and I looked at it and it said Bill Ackman.  And so I answered the phone and Bill and I had, again, a professional and cordial conversation where he said that he wanted to replace five directors of the company and replace me and that the company just needed to move faster and that he wasn’t  -- that he had an eight percent stake.  He didn’t clarify at the time that he had only a two percent stake and the rest was in stock options, which we figured out later down the road.  But, you know, obviously I immediately called our chairman after that and then we had a board meeting to discuss the situation and then talk about next steps.

Host Abramowicz:  I love the idea of cordially discussing, you know, saying to somebody I’d like to see you removed and cordially saying, well, I disagree with you.  I imagine it was quite a conversation.

Carlos Rodriguez:  Well, I have to admit it was a surreal moment.  But, you know, that’s my job to be I think unemotional.  And I think I serve at the pleasure of the board and also at the pleasure of the shareholders.

Host Abramowicz:  Carlos Rodriguez, thank you so much for joining us.  Carlos Rodriguez is President and Chief Executive Officer of ADP, which is based in Roseland, New Jersey.  ADP, of course, is very well known for the employment reports that they put out on a regular basis that are used as a gauge of the employment market in the United States.  I’m Lisa Abramowicz, along with Pimm Fox.  This is Bloomberg.

Carlos Rodriguez:  Thank you.

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